Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Acs Acquisitions, Inc.	Delaware
Crown Technical Systems, Llc	Delaware
Parque De Tecnologia Electronica, S.A. De C.V.	Mexico
Electrical Power Products, Inc.	Iowa
Flex International Business Singapore PTE Ltd	Singapore
Anord Mardix (UK) Limited	United Kingdom
Flex Data Center Solutions Sdn. Bhd.	Malaysia